**DAIMLER TRUCKS RETAIL TRUST 2024-1**
**Investor Report**
Collection Period Ended      31-Aug-2024

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 5 | | | |
| Collection Period (from... to) | 1-Aug-2024 | 31-Aug-2024 | | |
| Determination Date | 12-Sep-2024 | | | |
| Record Date | 13-Sep-2024 | | | |
| Distribution Date | 16-Sep-2024 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Aug-2024 | 16-Sep-2024 | Actual/360 Days | 32 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Aug-2024 | 15-Sep-2024 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 140,000,000.00 | 22,922,342.98 | 0.00 | 22,922,342.98 | 163.731021 | 0.000000 |
| Class A-2 Notes | 276,000,000.00 | 276,000,000.00 | 270,972,705.30 | 5,027,294.70 | 18.214836 | 0.981785 |
| Class A-3 Notes | 301,000,000.00 | 301,000,000.00 | 301,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 59,950,000.00 | 59,950,000.00 | 59,950,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **776,950,000.00** | **659,872,342.98** | **631,922,705.30** | **27,949,637.68** | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Overcollateralization | 74,504,076.37 | 74,502,231.68 | 74,502,231.68 | | | |
| Adjusted Pool Balance | 851,454,076.37 | 734,374,574.66 | 706,424,936.98 | | | |
| Yield Supplement Overcollateralization Amount | 38,548,423.47 | 30,466,154.97 | 29,055,067.84 | | | |
| **Pool Balance** | **890,002,499.84** | **764,840,729.63** | **735,480,004.82** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 74,504,076.37 | 8.75% |
| Target Overcollateralization Amount | 74,502,231.68 | 8.75% |
| Current Overcollateralization Amount | 74,502,231.68 | 8.75% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 22,922,342.98 | 163.731021 |
| Class A-2 Notes | 5.600000% | 1,288,000.00 | 4.666667 | 6,315,294.70 | 22.881503 |
| Class A-3 Notes | 5.490000% | 1,377,075.00 | 4.575000 | 1,377,075.00 | 4.575000 |
| Class A-4 Notes | 5.560000% | 277,768.33 | 4.633333 | 277,768.33 | 4.633333 |
| **Total** | | **2,942,843.33** | | **30,892,481.01** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 24,488,577.99 | (1) Total Servicing Fee | 637,367.27 |
| Interest Collections | 4,304,213.98 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 168,220.09 | (2) Total Trustee Fees and amounts owed to Asset Representation | 0.00 |
| Recoveries | 122,230.66 | Reviewer (max. $250,000 p.a.) | |
| Purchase Amounts | 4,059,167.50 | (3) Interest Distributable Amount | 2,942,843.33 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 123,061.28 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **33,265,471.50** | (6) Regular Principal Distributable Amount | 27,949,637.68 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **33,265,471.50** | (8) Total Trustee Fees and Asset Representation Reviewer fees not | 0.00 |
| | | previously paid under (2) | |
| | | (9) Excess Collections to Certificateholders | 1,735,623.22 |
| | | **Total Distribution** | **33,265,471.50** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 637,367.27 | 637,367.27 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 2,942,843.33 | 2,942,843.33 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 1,288,000.00 | 1,288,000.00 | 0.00 |
| thereof on Class A-3 Notes | 1,377,075.00 | 1,377,075.00 | 0.00 |
| thereof on Class A-4 Notes | 277,768.33 | 277,768.33 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 2,942,843.33 | 2,942,843.33 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 27,949,637.68 | 27,949,637.68 | 0.00 |
| Aggregate Principal Distributable Amount | 27,949,637.68 | 27,949,637.68 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 2,128,635.19 |
| | |
| Reserve Fund Amount - Beginning Balance | 2,128,635.19 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 8,928.85 |
| minus Net Investment Earnings | 8,928.85 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,128,635.19 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 8,928.85 |
| Net Investment Earnings on the Collection Account | 114,132.43 |
| Investment Earnings for the Collection Period | 123,061.28 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 890,002,499.84 | 4,711 |
| Pool Balance beginning of Collection Period | 764,840,729.63 | 4,333 |
| Principal Collections | 21,404,522.18 | |
| Principal Collections attributable to Full Pay-offs | 3,084,055.81 | |
| Principal Purchase Amounts | 4,028,253.61 | |
| Principal Gross Losses | 843,893.21 | |
| Pool Balance end of Collection Period | 735,480,004.82 | 4,211 |
| Pool Factor | 82.64% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 6.83% | 6.91% |
| Weighted Average Number of Remaining Payments | 42.39 | 38.20 |
| Weighted Average Seasoning (months) | 14.87 | 20.02 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 726,165,248.43 | 4,153 | 98.73% |
| 31-60 Days Delinquent | 2,584,260.54 | 31 | 0.35% |
| 61-90 Days Delinquent | 5,596,543.37 | 17 | 0.76% |
| 91-120 Days Delinquent | 1,133,952.48 | 10 | 0.15% |
| Total | 735,480,004.82 | 4,211 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **10.500%** |
| 60+ Delinquency Receivables to EOP Pool Balance | 0.92% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 843,893.21 | 11 | 3,784,295.91 | 43 |
| Principal Net Liquidation Proceeds | 167,830.80 | | 1,858,620.65 | |
| Principal Recoveries | 118,215.57 | | 220,037.25 | |
| Principal Net Loss / (Gain) | 557,846.84 | | 1,705,638.01 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.892% |
| Prior Collection Period | 0.660% |
| Second Prior Collection Period | 0.533% |
| Third Prior Collection Period | 0.075% |
| Four Month Average | 0.540% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.192% |
| **Average Net Credit Loss/(Gain)** | 39,666.00 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
|---|---|---|---|---|---|---|
| | Cumulative Loss | | Delinquncies | | | Lifetime |
| Pd. | Gross | Net | 31-60 | 61-90 | 91+ | CPR |
| 1 | 0.08% | 0.03% | 0.45% | 0.06% | - % | 3.00% |
| 2 | 0.12% | 0.04% | 0.82% | 0.11% | 0.01% | 4.63% |
| 3 | 0.19% | 0.08% | 0.79% | 0.67% | 0.04% | 3.99% |
| 4 | 0.33% | 0.13% | 0.53% | 0.94% | 0.10% | 5.10% |
| 5 | 0.43% | 0.19% | 0.35% | 0.76% | 0.15% | 6.18% |